Exhibit 11




                  UNION CARBIDE CORPORATION AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

               (In millions of dollars except per share amounts)



                                                       Quarter Ended March 31,
                                                            1995         1994

Earnings Per Share - Primary

Income                                                    $  230       $   63
Less:  Preferred stock dividend                                2            3
Net income for primary income calculation                 $  228       $   60

Weighted average number of common
  and common equivalent shares applicable
  to primary earnings per share calculation
    Weighted average number of shares outstanding    140,864,894  151,062,192
    Dilutive effect of stock options                   4,026,981    3,935,953
                                                     144,891,875  154,998,145

Earnings per share - primary                             $ 1.57       $ 0.39




Earnings Per Share Assuming Full Dilution

Income                                                    $  230       $   63
Less:  Additional ESOP contribution resulting from
         assumed conversion of preferred stock                 -            -
Income for fully diluted income calculation               $  230       $   63

Weighted average number of common
  and common equivalent shares applicable to
  fully diluted earnings per share calculation
    Weighted average number of shares outstanding    140,864,894  151,062,192
    Dilutive effect of stock options                   4,319,636    3,935,953
    Shares issuable upon conversion of UCC
      convertible preferred stock                     16,428,411   16,649,512
                                                     161,612,941  171,647,657

Per share assuming full dilution                          $ 1.43       $ 0.37
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DRAFT   4/28/95   9:21 AM